SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549
SCHEDULE 13D (Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934 (Amendment No. 4) [1]

ReShape Lifesciences Inc. (formerly Obalon Therapeutics, Inc.)
(Name of Issuer)

Common Stock, $.001 par value
(Title of Class of Securities)

76090R101
(CUSIP Number)

Domain Associates, LLC	Ropes & Gray LLP
202 Carnegie Center, Suite 104	1211 Avenue of the Americas
Princeton, NJ 08540	New York, NY 10036
Attn: Lisa A. Kraeutler	Attn: Morri H. Weinberg, Esq
Tel: (609) 683-5656	Tel: (212) 596-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    □

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76090R101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		Domain Partners VII, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	62,500*
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	62,500 *
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		62,500 *
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0.91% **
14.	TYPE OF REPORTING PERSON		PN

* Shares issuable upon exercise of Warrants, at an exercise price of $13.20 per share.
** Based on 6,817,393 shares outstanding on June 15, 2021 after completion of the Merger described in Item 4, as provided to the Reporting Persons by the Issuer.

CUSIP No. 76090R101

1.	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (VOLUNTARY)		DP VII Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) [X] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS		Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	0
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	0
	10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		0
14.	TYPE OF REPORTING PERSON		PN

CUSIP No. 76090R101

AMENDMENT NO. 4 TO SCHEDULE 13D (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13D relating to the Common Stock of the Issuer filed with the Securities and Exchange Commission by the Reporting Persons on August 31, 2018, Amendment No. 1 thereto filed on August 8, 2019, Amendment No. 2 thereto filed on October 23, 2020 and Amendment No. 3 thereto filed on March 15, 2021 (as so amended, the “Schedule 13D”).  Terms defined in the Schedule 13D are used herein as so defined.

The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.

As further described in Item 4 below, on June 15, 2021 the Issuer was renamed ReShape Lifesciences Inc.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 19, 2021 Obalon Therapeutics, Inc. (“Obalon”) entered into an Agreement and Plan of Merger by and among Obalon, ReShape Lifesciences Inc. (“ReShape”), and Optimus Merger Sub, Inc., a wholly owned subsidiary of Obalon (“Merger Sub”), pursuant to which Merger Sub was to merge with and into ReShape, with ReShape surviving as a wholly owned subsidiary of Obalon (the “Merger”).  The Merger was completed on June 15, 2021. On June 15, 2021 Obalon effected a 1-for-3 reverse split of the Common Stock, and upon consummation of the Merger each issued and outstanding share of common stock of ReShape was converted into 0.5637 shares of Obalon Common Stock. The issuance of Obalon Common Stock in connection with the Merger was pursuant to Obalon’s registration statement on Form S-4 filed with the Securities and Exchange Commission on March 30, 2021 and declared effective on April 13, 2021. As a result of the Merger, ReShape was renamed ReShape Weightloss Inc. and Obalon was renamed ReShape Lifesciences Inc.

Item 5. Interest in Securities of the Issuer.

The paragraphs of Item 5 of the Schedule 13D below are hereby restated in their entirety as follows:

(a) – (b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 4 to Schedule 13D.

(c) On June 16, 2021, DP VII sold 271,145 shares of Common Stock and DP VII A sold 1,653 shares of Common Stock, in market transactions at a price of $7.6789 per share.
(e) The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on June 16, 2021.

CUSIP No. 76090R101

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 21, 2021

DOMAIN PARTNERS VII, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact
DP VII ASSOCIATES, L.P.
By:	One Palmer Square Associates VII, LLC, General Partner
By:	/s/ Lisa A. Kraeutler
Attorney-in-Fact

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